UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of  August 2010

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office
Kong Gang San Lu, Number 88
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	August 30, 2010	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Director and Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

2010 INTERIM RESULTS ANNOUNCEMENT

The Board of Directors (the “Board”) of China Eastern Airlines Corporation Limited (the “Company”) hereby presents the unaudited interim consolidated financial information of the Company and its subsidiaries (collectively, the “Group”) for the six months ended 30 June 2010 (which were approved by the Board and the audit and risk management committee of the Company (the “Audit and Risk Management Committee”) on 27 August 2010), with comparative figures for the corresponding financial period in 2009.

The interim consolidated financial information of the Group for the six months ended 30 June 2010 is unaudited and does not necessarily indicate the annual or future results of the Group.

INTERIM FINANCIAL INFORMATION

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
Prepared in accordance with International Financial Reporting Standards (“IFRS”)
For the six months ended 30 June 2010

		(Unaudited)
		Six months ended 30 June
		2010	2009
	Note	RMB’000	RMB’000

Revenues	4	33,127,332	17,130,451
Other operating income	6	317,421	1,112,871
Operating expenses
Aircraft fuel		(10,019,390)	(5,121,130)
Gain on fair value movements of financial derivatives	7	224,526	2,793,718
Take-off and landing charges		(3,401,308)	(2,673,337)
Depreciation and amortisation		(3,217,244)	(2,529,044)
Wages, salaries and benefits		(3,504,886)	(2,270,011)
Aircraft maintenance		(1,993,048)	(1,209,545)
Food and beverages		(700,759)	(612,623)
Aircraft operating lease rentals		(1,916,562)	(1,267,175)
Other operating lease rentals		(258,104)	(191,595)
Selling and marketing expenses		(1,591,849)	(859,817)
Civil aviation infrastructure levies		(613,885)	(426,846)
Ground services and other charges		(181,924)	(130,777)
Transportation, accommodation and meals		(548,478)	–
Cost of inventories		(342,915)	–
Office, administrative and other expenses		(2,838,263)	(1,718,508)
Total operating expenses		(30,904,089)	(16,216,690)

Operating profit		2,540,664	2,026,632
Share of results of associates		7,755	(37,397)
Share of results of jointly controlled entities		13,716	8,170
Finance income	8	190,936	145,937
Finance costs	9	(781,776)	(1,130,929)

Profit before income tax		1,971,295	1,012,413
Income tax	10	(45,889)	15,446

Profit for the period		1,925,406	1,027,859
Other comprehensive (loss)/income for the period
Cash flow hedges, net of tax		(61,826)	55,857
Fair value movements of available for sale investments		(1,607)	788

Total comprehensive income for the period		1,861,973	1,084,504

		(Unaudited)
		Six months ended 30 June
		2010	2009
	Note	RMB’000	RMB’000

Profit attributable to:
Equity holders of the Company		1,760,561	984,654
Non-controlling interests		164,845	43,205

		1,925,406	1,027,859

Total comprehensive income attributable to:
Equity holders of the Company		1,697,128	1,041,299
Non-controlling interests		164,845	43,205

		1,861,973	1,084,504

Earnings per share for profit attributable to the equity holders of the Company during the period
– Basic and diluted (RMB)	11	0.16	0.20

CONDENSED CONSOLIDATED BALANCE SHEET
Prepared in accordance with IFRS
As at 30 June 2010

		(Unaudited)	(Audited)
		30 June	31 December
		2010	2009
	Note	RMB’000	RMB’000

Non-current assets
Intangible assets	14	9,079,645	69,622
Property, plant and equipment	15	68,046,550	56,703,560
Lease prepayments		1,424,412	970,835
Advanced payments on acquisition of aircraft	16	6,521,051	5,081,174
Investments in associates		784,204	723,022
Investments in jointly controlled entities		391,732	372,793
Available-for-sale financial assets		237,542	57,269
Other long-term assets		1,443,987	926,312
Deferred tax assets		88,178	83,748
		88,017,301	64,988,335

Current assets
Flight equipment spare parts		1,289,344	932,260
Trade receivables	17	2,773,190	1,370,871
Prepayments, deposits and other receivables		5,369,670	2,370,495
Cash and cash equivalents		4,460,765	1,735,248
Derivative assets		1,553	3,490
Non-current assets held for sale		163,997	450,693
		14,058,519	6,863,057

Current liabilities
Sales in advance of carriage		2,422,865	1,420,183
Trade payables and notes payable	18	7,375,837	6,480,459
Other payables and accrued expenses		13,945,608	11,517,204
Current portion of obligations under finance leases	19	2,169,927	2,125,430
Current portion of borrowings	20	18,773,619	12,330,075
Income tax payable		43,425	21,126
Current portion of provision for return condition checks for aircraft and engines under operating leases		338,777	609,884
Derivative liabilities		745,588	1,006,286
		45,815,646	35,510,647

Net current liabilities		(31,757,127)	(28,647,590)

Total assets less current liabilities		56,260,174	36,340,745

		(Unaudited)	(Audited)
		30 June	31 December
		2010	2009
	Note	RMB’000	RMB’000

Non-current liabilities
Obligations under finance leases	19	17,109,097	17,244,805
Borrowings	20	21,794,834	13,004,874
Provision for return condition checks for aircraft and engines under operating leases		2,274,620	1,237,871
Other long-term liabilities		1,677,012	1,203,423
Post-retirement benefit obligations		2,384,765	1,798,707
Deferred tax liabilities		52,413	51,539
Derivative liabilities		181,563	123,345
		45,474,304	34,664,564

Net assets		10,785,870	1,676,181

Equity
Capital and reserves attributable to the equity holders of the Company
– Share capital	21	11,276,539	9,581,700
– Reserves		(1,497,709)	(8,347,147)
		9,778,830	1,234,553
Non-controlling interests		1,007,040	441,628

Total equity		10,785,870	1,676,181

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
Prepared in accordance with IFRS
For the six months ended 30 June 2010

	(Unaudited)
	Six months ended 30 June
	2010	2009
	RMB’000	RMB’000

Net cash inflow/(outflow) from operating activities	4,821,423	(563,422)
Net cash outflow from investing activities	(4,700,899)	(1,840,210)
Net cash inflow from financing activities	2,626,040	2,746,009

Net increase in cash and cash equivalents	2,746,564	342,377
Cash and cash equivalents at 1 January	1,735,248	3,451,010
Exchange adjustments	(21,047)	3,576

Cash and cash equivalents at 30 June	4,460,765	3,796,963

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
Prepared in accordance with IFRS
For the six months ended 30 June 2010

	Attributable to equity holders of the Company
					Non-
	Share	Other Accumulated			controlling	Total
	capital	reserves	losses	Subtotal	interests	equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Six months ended 30 June 2010 (Unaudited)

Balance at 1 January 2010	9,581,700	9,566,349	(17,913,496)	1,234,553	441,628	1,676,181
Total comprehensive income for the period ended 30 June 2010	–	(63,433)	1,760,561	1,697,128	164,845	1,861,973
Issuance of new shares for the acquisition of Shanghai Airlines Co., Ltd. (“Shanghai Airlines”) (Note 21)	1,694,839	5,152,310	–	6,847,149	–	6,847,149
Non-controlling interests addition through the acquisition of Shanghai Airlines	–	–	–	–	53,920	53,920
Dividends paid to non-controlling interests in subsidiaries	–	–	–	–	(5,413)	(5,413)
Capital contribution by investor	–	–	–	–	352,060	352,060

Balance at 30 June 2010	11,276,539	14,655,226	(16,152,935)	9,778,830	1,007,040	10,785,870

Six months ended 30 June 2009 (Unaudited)

Balance at 1 January 2009	4,866,950	117,911	(18,082,262)	(13,097,401)	457,892	(12,639,509)
Total comprehensive income for the period ended 30 June 2009	–	56,645	984,654	1,041,299	43,205	1,084,504
Issuance of new shares	2,874,750	4,110,388	–	6,985,138	–	6,985,138

Balance at 30 June 2009	7,741,700	4,284,944	(17,097,608)	(5,070,964)	501,097	(4,569,867)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

1.	CORPORATE INFORMATION

China Eastern Airlines Corporation Limited (the “Company”), a joint stock company limited by shares, was incorporated in the People’s Republic of China (the “PRC”) on 14 April 1995. The address of the Company’s registered office is 66 Airport Street, Pudong International Airport, Shanghai, the PRC. The Company and its subsidiaries (together, the “Group”) are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, and mail delivery and other extended transportation services, export and import trading, tour operations and provision of freight forwarding services.

The Company is majority owned by China Eastern Air Holding Company (“CEA Holding”), a state-owned enterprise incorporated in the PRC.

The Company’s shares are traded on The Stock Exchange of Hong Kong Limited, The New York Stock Exchange and The Shanghai Stock Exchange.

During the period ended 30 June 2010, the Company issued 1,694,838,860 A Shares of the Company to the shareholders of Shanghai Airlines in exchange for all issued shares of Shanghai Airlines. Upon completion of the issuance, Shanghai Airlines became a wholly owned subsidiary of the Company (details refer to Note 22).

This condensed consolidated interim financial information was approved for issue by the Company’s Board on 27 August 2010.

This condensed consolidated interim financial information has not been audited.

2.	BASIS OF PREPARATION

This unaudited condensed consolidated interim financial information for the six months ended 30 June 2010 (the “Current Period”) has been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”. The unaudited condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2009, which have been prepared in accordance with IFRS.

In preparing the interim financial information, the Board has given careful consideration to the going concern status of the Group in the context of the Group’s current working capital deficit.

As at 30 June 2010, the Group’s accumulated losses were approximately RMB16.15 billion; its current liabilities exceeded its current assets by approximately RMB31.76 billion.

Against this background, the Directors have taken active steps to seek additional sources of finance and improve the Group’s liquidity position. As at 30 June 2010, the Group had total available credit facilities of RMB46.5 billion from certain banks. The Board believes that, based on experience to date, it is likely that these facilities will be rolled over in future years if required.

With the credit facilities and based on the Group’s history of obtaining finance and its relationships with its bankers and creditors, the Board considers that the Group will be able to obtain sufficient financing to enable it to operate, as well as to meet its liabilities as and when they become due, and the capital expenditure requirements. Accordingly, the Board believes that it is appropriate to prepare these financial information on a going concern basis without including any adjustments that would be required should the Company and the Group fail to continue as a going concern.

3.	ACCOUNTING POLICIES

Except as described in note 3(a) below, the accounting policies applied are consistent with those of the annual financial statements for the year ended 31 December 2009, as described in these annual financial statements.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

(a)	New standards, amendments and interpretations to existing standards which are effective for accounting periods beginning on or after 1 January 2010 and adopted by the Group.

The Group has adopted the following new standards and amendments to existing standards which are relevant for the Group’s existed business and mandatory for the first time for the financial year beginning 1 January 2010.

•
IFRS 3 (revised), “Business combinations”, and consequential amendments to IAS 27, “Consolidated and separate financial statements”, IAS 28, “Investments in associates”, and IAS 31, “Interests in joint ventures”, are effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009.

The revised standard continues to apply the acquisition method to business combinations but with some significant changes compared with IFRS 3. For example, all payments to purchase a business are recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the income statement. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. All acquisition-related costs are expensed.

As the Group has adopted IFRS 3 (revised), it is required to adopt IAS 27 (revised), “consolidated and separate financial statements”, at the same time. IAS 27 (revised) requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognised in profit or loss. IAS 27 (revised) also requires that total comprehensive income is attributed to the owners of the parent and to the non-controlling interest (“NCI”) even if this results in the NCI having a deficit balance. The standard requires prospective application of the amendment.

•
Amendment to IAS 38 “Intangible Assets” clarifies guidance in measuring the fair value of an intangible asset acquired in a business combination and it permits the grouping of intangible assets as a single asset if each asset has similar useful economic lives.

•
The improvement related to IAS 17 “Leases” in the second improvement project to IFRSs issued by the IASB in April 2009 (“Second Improvement Project”) deleted the specific guidance regarding classification of leases of land, so as to eliminate inconsistency with the general guidance on lease classification. This improvement is effective for accounting periods beginning or after 1 January 2010 but has no impact on the classifications of leases of lands of the Group and all payments for lands are regarded as operating lease prepayments.

•
IFRS 5 (amendment), “Measurement of non-current assets (or disposal groups) classified as held for sale”. The amendment is part of the IASB’s annual improvements project published in April/May 2009. The amendment provides clarification that IFRS 5 specifies the disclosures required in respect of non-current assets (or disposal groups) classified as held for sale or discontinued operations. It also clarifies that the general requirement of IAS 1 still apply, particularly paragraph 15 (to achieve a fair presentation) and paragraph 125 (sources of estimation uncertainty) of IAS 1.

•
IAS 39 (amendment), “Eligible hedge items”. The amendment prohibits designating inflation as a hedgeable component of a fixed rate debt. Inflation is not separately identifiable and reliably measurable as a risk or a portion of a financial instrument, unless it is a contractually specified portion of the cash flows of a recognised inflation-linked bond whose other cash flows are unaffected by the inflation portion. It prohibits including time value in a one-sided hedged risk when designating options as hedges. An entity may only designate the change in the intrinsic value of an option as the hedging instrument of a one-sided risk arising from a forecast transaction in a hedging relationship. A one-sided risk is that changes in cash flows or fair value of a hedged item is above or below a specified price or other variable.

The following new standards, amendments and interpretations to existing standards are mandatory for the first time for the financial year beginning 1 January 2010, but are not currently relevant for the Group.

IAS 1 (Amendment)	Presentation of Financial Statements
IFRS 1 (Revised)	First-time Adoption of IFRSs
IFRS 1 (Amendment)	First-time Adoption of IFRSs – Additional Exemptions for First-time Adopters
IFRS 2 (Amendment)	Share-based payments – Group Cash-settled Share-based
Payment Transaction
IFRIC -Int 17 (Amendment)	Distributions of Non-cash Assets to Owners

(b)	Standards, amendments and interpretations to existing standards that are not yet effective for the financial year beginning 1 January 2010

The IASB has also issued certain new/revised standards, amendments or interpretations to existing standards (collectively the “New or Revised IFRSs”), and published certain improvements to IFRSs in May 2010 (the “Third Improvement Project”). The New or Revised IFRSs and amendments under the Third Improvement Project are not yet effective for the financial year beginning 1 January 2010.

The Group has not early adopted the New or Revised IFRSs and amendments under the Third Improvement Project in the unaudited condensed consolidated interim financial information and will adopt the New or Revised IFRSs and amendments under the Third Improvement Project in accordance with their respective effective dates. The Group is assessing the impact of the New or Revised IFRSs and amendments under the Third Improvement Project but is not yet in a position to state whether any substantial changes to the Group’s significant accounting policies and presentation of the financial statements will be resulted.

4.	REVENUES

The Group is principally engaged in the operation of civil aviation (including the provision of passenger, cargo and mail delivery), other extended transportation services, export and import trading, tour operations and the provision of freight forwarding services.

	(Unaudited)
	Six months ended 30 June
	2010	2009
	RMB’000	RMB’000

Revenues
– Passenger	25,937,847	14,638,529
– Cargo and mail	4,210,377	1,532,008
Revenue from tour operations	834,540	–
Ground service income	597,406	500,614
Revenue from freight forwarding services	403,173	–
Revenue from export and import trading	354,387	–
Cargo handling income	208,480	135,932
Commission income	172,166	87,171
Others	408,956	236,197

	33,127,332	17,130,451

Note:

Pursuant to the relevant tax rules and regulations in the PRC, the major elements of the Group’s traffic revenues, commission income, ground service income, cargo handling income and other revenues are subject to business tax levied at rates of 3% or 5%. The business tax incurred and set off against the above Group’s revenues for the period ended 30 June 2010 amounted to RMB661 million (2009: RMB439 million).

Pursuant to the notice of exemption of business tax on the provision of international transportation services (Cai Shui [2010] No. 8) jointly issued by Ministry of Finance and the State Administration of Taxation, entities within PRC providing international transportation services are exempt from business tax from 1 January 2010.

5.	SEGMENT INFORMATION

(a)	CODM, office of the General Manager, reviews the Group’s internal reporting in order to assess performance and allocate resources.

The Group has one reportable operating segment, reported as “airline operations”, which are structured and managed separately. The “airline operations” comprises the provision of air passenger, air cargo services, mail and ground logistics.

Other services including export and import trading, tour operation, freight forwarding services, aviation training, air catering and other miscellaneous services are not included within the reportable operating segment, as they are not included in the internal report provided to the CODM. The results of these operation are included in the “other segments” column.

Inter-segment transactions are entered into under normal commercial terms and conditions that would be available to unrelated third parties.

In accordance with IFRS 8, segment disclosure has been presented in a manner that is consistent with the information used by the Group’s CODM. The Group’s CODM monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the PRC Accounting Standards for Business Enterprises (the “PRC Accounting Standards”), which differ from IFRS in certain aspects. As such, the amount of each material reconciling items from the Group’s reportable segment revenue, profit before income tax, assets and liabilities arising from different accounting policies are set out in Note 5(c) below.

The segment results for the six months ended 30 June 2010 are as follows:

	(Unaudited)
	Airline	Other
	operations	segments	Elimination	Unallocated*	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Reportable segment revenue
from external customers	31,885,898	1,750,275	–	–	33,636,173
Inter-segment sales	210,752	208,018	(418,770)	–	–

Reportable segment revenue	32,096,650	1,958,293	(418,770)	–	33,636,173

Reportable segment profit before income tax	2,105,186	36,825	–	25,626	2,167,637

Other segment information
Depreciation and amortisation	3,283,165	46,409	–	–	3,329,574
Impairment losses	76,552	373	–	–	76,925
Capital expenditure	6,486,975	34,970	–	–	6,521,945

The segment results for the six months ended 30 June 2009 are as follows:

	(Unaudited)
	Airline	Other
	operations	segments	Elimination	Unallocated*	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Reportable segment revenue
from external customers	17,457,241	40,543	–	–	17,497,784
Inter-segment sales	–	74,677	(74,677)	–	–

Reportable segment revenue	17,457,241	115,220	(74,677)	–	17,497,784

Reportable segment profit before income tax	1,236,592	11,814	–	(29,227)	1,219,179

Other segment information
Depreciation and amortisation	2,568,786	25,808	–	–	2,594,594
Impairment losses	45,715	–	–	–	45,715
Capital expenditure	2,415,524	4,950	–	–	2,420,474

The segment assets and liabilities as at 30 June 2010 and 31 December 2009 are as follows:

	Airline	Other
	operations	segments	Elimination	Unallocated*	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At 30 June 2010 (Unaudited)
Reportable segment assets	98,250,832	2,380,144	(291,662)	1,413,478	101,752,792
Reportable segment liabilities	87,823,886	1,397,455	(291,662)	–	88,929,679

At 31 December 2009
Reportable segment assets	69,850,127	1,153,130	(137,660)	1,153,084	72,018,681
Reportable segment liabilities	68,068,474	474,739	(137,660)	–	68,405,553

*
Unallocated assets primarily represent investments in associates and jointly controlled entities, and available-for-sale financial assets. Unallocated results primarily represent the share of results of associates and jointly controlled entities.

(b)	The Group’s business segments operate in three main geographical areas, even though they are managed on a worldwide basis.

The Group’s revenues by geographical segment are analysed based on the following criteria:

(1)
Traffic revenue from services within the PRC (excluding the Hong Kong Special Administrative Region (“Hong Kong”), Macau Special Administrative Region (“Macau”) and Taiwan, (collectively known as “Regional”)) is classified as domestic operations. Traffic revenue from inbound and outbound services between the PRC, regional or overseas markets is attributed to the segments based on the origin and destination of each flight segment.

(2)
Revenue from ticket handling services, airport ground services, export and import trading, tour operations, the provision of freight forwarding services and other miscellaneous services are classified on the basis of where the services are performed.

	(Unaudited)
	Six months ended 30 June
	2010	2009
	RMB’000	RMB’000

Domestic (the PRC, excluding Hong Kong,
Macau and Taiwan)	22,891,501	12,074,009
Regional (Hong Kong, Macau and Taiwan)	1,782,299	926,060
International	8,962,373	4,497,715

Total	33,636,173	17,497,784

The major revenue-earning assets of the Group are its aircraft, all of which are registered in the PRC. Since the Group’s aircraft are deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities by geographic segment and hence segment assets and capital expenditure by geographic segment have not been presented.

(c)	Reconciliation of reportable segment revenue, profit before income tax, assets and liabilities to the consolidated figures as reported in the consolidated financial statements.

	(Unaudited)
	Six months ended 30 June
	Note	2010	2009
		RMB’000	RMB’000

Revenue
Reportable segment revenue		33,636,173	17,497,784
– Reclassification of business tax and
expired sales in advance of carriage	(i)	(508,841)	(367,333)

Consolidated revenue		33,127,332	17,130,451

Profit before income tax
Reportable segment profit		2,167,637	1,219,179
– Difference in depreciation and impairment charges
for aircraft, engines and flight equipment	(ii)	(29,592)	(31,496)
– Provision for post-retirement benefits	(iii)	(170,317)	(179,480)
– Others		3,567	4,210

Consolidated profit before income tax		1,971,295	1,012,413

		(Unaudited)	(Audited)
		30 June	31 December
	Note	2010	2009
		RMB’000	RMB’000

Assets
Reportable segment assets		101,752,792	72,018,681
– Difference in depreciation and impairment charges
for aircraft, engines and flight equipment	(ii)	137,677	167,912
– Reversal of revaluation surplus relating
to land use rights	(iv)	(356,416)	(360,626)
– Difference in goodwill arising from the acquisition
of Shanghai Airlines	(v)	513,062	–
– Others		28,705	25,425

Consolidated total assets		102,075,820	71,851,392

		(Unaudited)	(Audited)
		30 June	31 December
	Note	2010	2009
		RMB’000	RMB’000

Liabilities
Reportable segment liabilities		88,929,679	68,405,553
– Provision for post-retirement benefits	(iii)	2,439,664	1,849,933
– Others		(79,393)	(80,275)

Consolidated total liabilities		91,289,950	70,175,211

Notes:

(i)	The difference represents the different classification of business tax and expired sales in advance of carriage under PRC Accounting Standards and IFRS.

(ii)
The difference is attributable to the differences in the useful lives and residual values of aircraft, engines and rotable adopted for depreciation purpose in prior years under PRC Accounting Standards and IFRS. Despite the depreciation policies of these assets have been unified under IFRS and the PRC Accounting Standards in recent years, the changes were applied prospectively as changes in accounting estimates which results in the differences in the carrying amounts and related depreciation charges under IFRS and PRC Accounting Standards.

(iii)
In accordance with the PRC Accounting Standards, employees’ post-retirement benefits are recognised upon payment. Under IFRS, such post-retirement benefits under defined benefit schemes are required to be recognised over the employees’ service period.

(iv)
Under the PRC Accounting standards, land use rights injected by parent company as capital contribution upon restructuring for listing are stated at valuation less accumulated amortisation. Under IFRS, land use rights are recorded as prepaid operating leases at historical cost which was nil at the time of listing.

(v)
The basis of recognising the value of post-retirement benefits under defined benefit schemes (as described in Note 5(c)(iii) above) in relation to the acquisition of Shanghai Airlines was different under PRC Accounting Standards and IFRS. Accordingly the amounts of net liabilities acquired and goodwill were different.

6.	OTHER OPERATING INCOME

	(Unaudited)
	Six months ended 30 June
	2010	2009
	RMB’000	RMB’000

Refund of civil aviation infrastructure levies (Note (a))	–	830,622
Other government subsidies (Note (b))	317,421	282,249

	317,421	1,112,871

Note:

(a)
Pursuant to Cai Jian (2009) No.4 issued by Ministry of Finance and Civil Aviation Administration of China in 2009, the civil aviation infrastructure levies collected from PRC domestic airlines for the period from 1 July 2008 to 30 June 2009 will be refunded. The amount for the six months ended 30 June 2009 represents the refunds of civil aviation infrastructure levies received and receivable by the Group.

(b)
Other government subsidies represent (i) subsidies granted by the local governments to the Group; and (ii) other subsidies granted by various local municipalities to encourage the Group to operate certain routes to cities where these municipalities are located.

7.	GAIN ON FAIR VALUE MOVEMENTS OF FINANCIAL DERIVATIVES

	(Unaudited)
	Six months ended 30 June
	2010	2009
	RMB’000	RMB’000

Gain arising from fair value movements of financial derivatives
– Crude oil option contracts (Note (a))	224,368	2,773,365
– Other derivatives	158	20,353

	224,526	2,793,718

Note:

(a)
The Group entered into certain crude oil option contracts to reduce the risk of changes in market oil/petroleum prices as a hedge against aircraft fuel costs. The crude oil option contracts used by the Group are normally structured to include a combination of both put and call options which allow the Group to lock in fuel prices for specified volumes within a price range. In each option contract, the call options price at which the Group is effectively entitled to buy fuel will be higher than that at which the counterparty is effectively entitled to sell.

The Group did not enter into crude oil option contracts in the Current Period. All existing crude oil option contracts as at 30 June 2010 were entered into by the Group prior to 31 December 2008. None of the crude oil option contracts entered into by the Group qualified for hedge accounting, the realised and unrealised mark to market gains/(losses) of the crude oil option contracts during the Current Period were recognised in the consolidated income statement.

Realised and unrealised gains and losses arising from the valuation of these contracts have been dealt with in the consolidated income statements.

	(Unaudited)
	Six months ended 30 June
	2010	2009
	RMB’000	RMB’000

Realised losses	(55,847)	(1,288,987)
Unrealised mark to market gains	280,215	4,062,352
	224,368	2,773,365

The fair value of crude oil option contracts is determined by reference to mark-to-market values provided by counterparties applying appropriate option valuation models (i.e. mean regression model using the Monte Carlo Simulation Process). Key parameters used in the valuation models include volatility, credit spread, long run mean and mean reverting ratio at date of valuation.

8.	FINANCE INCOME

	(Unaudited)
	Six months ended 30 June
	2010	2009
	RMB’000	RMB’000

Exchange gains, net (Note)	155,664	93,000
Interest income	35,272	52,937

	190,936	145,937

Note:

The exchange gains for the six months ended 30 June 2010 and 2009 primarily related to the translation of the Group’s foreign currency denominated borrowings and obligations under finance leases at period-end exchange rates.

9.	FINANCE COSTS

	(Unaudited)
	Six months ended 30 June
	2010	2009
	RMB’000	RMB’000

Interest relating to obligations under finance leases	164,871	323,062
Interest on loans from banks and financial institutions	613,610	873,073
Interest relating to notes payable	85,499	57,131

	863,980	1,253,266
Less: amounts capitalised into advanced payments on acquisition of aircraft (Note 16)	(79,788)	(122,337)
amounts capitalised into construction in progress	(2,416)	–

	781,776	1,130,929

The average interest rate used for interest capitalisation is 3.05% per annum for the six months ended 30 June 2010 (2009: 4.58%).

10.	INCOME TAX

Income tax charged/(credited) to the condensed consolidated income statement is as follows:

	(Unaudited)
	Six months ended 30 June
	2010	2009
	RMB’000	RMB’000

Provision for PRC income tax	49,809	29,532
Deferred taxation	(3,920)	(44,978)

	45,889	(15,446)

Prior to 2008, the Company and certain of its subsidiaries (the “Pudong Subsidiaries”) located in Pudong District, Shanghai, were entitled to a reduced rate of 15% pursuant to the preferential tax policy in Pudong District, Shanghai. Under the Corporate Income Tax Law of the People’s Republic of China (the “New CIT Law”) which was approved by the National People’s Congress on 16 March 2007 and became effective from 1 January 2008, the Company and the Pudong Subsidiaries are entitled to a transitional arrangement to gradually increase the applicable corporate income tax rate to 25% over the next five years from 2008. For the year ending 31 December 2010, the corporate income tax rate applicable to the Company and the Pudong Subsidiaries is expected to be 22% (2009: 20%). Other subsidiaries of the Company, except for those incorporated in Hong Kong and subject to the Hong Kong corporate income tax rate of 16.5%, are generally subject to the PRC standard corporate tax rate of 25% (2009: 25%) under the New CIT Law.

The Group operates international flights to overseas destinations. There was no material overseas taxation for the six months ended 30 June 2010, as there are double tax treaties between the PRC and the corresponding jurisdictions (including Hong Kong) relating to aviation businesses.

11.	EARNINGS PER SHARE

The calculation of basic earnings per share is based on the unaudited consolidated profit attributable to equity holders of the Company of RMB1,761 million (2009: earnings of RMB985 million) and the weighted average number of shares of 11,020,893,000 (2009: 4,954,304,000) in issue during the six months ended 30 June 2010.

The Company has no potentially dilutive option or other instruments relating to ordinary shares.

12.	DIVIDEND

The Board has not recommended any interim dividend for the six months ended 30 June 2010 (2009: Nil).

13.	PROFIT APPROPRIATION

No appropriation to the statutory reserves has been made during the six months ended 30 June 2010. Such appropriations will be made at year end in accordance with the PRC regulations and the Articles of Association of individual group companies.

14.	INTANGIBLE ASSETS

	(Unaudited)	(Audited)
	30 June	31 December
	2010	2009
	RMB’000	RMB’000

Goodwill (Note 22)	9,022,092	–
Other intangible assets	57,553	69,622

	9,079,645	69,622

15.	PROPERTY, PLANT AND EQUIPMENT

	(Unaudited)
	Six months ended 30 June 2010
	Aircraft, engines
	and flight
	equipment	Others	Total
	RMB’000	RMB’000	RMB’000

Carrying amounts at 1 January 2010	51,729,129	4,974,431	56,703,560
Additions through the acquisition of
Shanghai Airlines (Note 22)	6,398,471	2,121,231	8,519,702
Transfers from advanced payments on acquisition
of aircraft (Note 16)	2,017,588	–	2,017,588
Other additions	3,524,277	459,725	3,984,002
Depreciation charged for the period	(2,828,892)	(341,057)	(3,169,949)
Disposals	–	(8,353)	(8,353)

Carrying amounts at 30 June 2010	60,840,573	7,205,977	68,046,550

	(Unaudited)
	Six months ended 30 June 2009
	Aircraft, engines
	and flight
	equipment	Others	Total
	RMB’000	RMB’000	RMB’000

Carrying amounts at 1 January 2009	47,759,942	4,918,531	52,678,473
Transfers from advanced payments on acquisition
of aircraft (Note 16)	1,009,795	–	1,009,795
Additions through sales and finance lease back	590,253	–	590,253
Other additions	1,870,709	262,521	2,133,230
Depreciation charged for the period	(2,211,713)	(249,770)	(2,461,483)
Disposals	(590,253)	(8,787)	(599,040)

Carrying amounts at 30 June 2009	48,428,733	4,922,495	53,351,228

16.	ADVANCED PAYMENTS ON ACQUISITION OF AIRCRAFT

	(Unaudited)	(Unaudited)
	30 June	30 June
	2010	2009
	RMB’000	RMB’000

At beginning of period	5,081,174	6,413,554
Additions through the acquisition of Shanghai Airlines (Note 22)	1,072,367	–
Other additions	2,305,310	141,046
Interest capitalised (Note 9)	79,788	122,337
Transfers to property, plant and equipment (Note 15)	(2,017,588)	(1,009,795)

At end of period	6,521,051	5,667,142

17.	TRADE RECEIVABLES

The credit terms given to trade customers are determined on an individual basis, with credit periods generally ranging from half a month to two months.

The aging analysis of trade receivables is as follows:

	(Unaudited)	(Audited)
	30 June	31 December
	2010	2009
	RMB’000	RMB’000

Within 90 days	2,676,858	1,299,761
91 to 180 days	45,913	37,427
181 to 365 days	18,538	9,297
Over 365 days	263,457	246,202

	3,004,766	1,592,687
Less: provision for impairment of receivables	(231,576)	(221,816)

Trade receivables	2,773,190	1,370,871

Balances with related companies included in trade receivables are summarised in Note 24(b)(i).

18.	TRADE PAYABLES AND NOTES PAYABLE

The aging analysis of trade payables and notes payable is as follows:

	(Unaudited)	(Audited)
	30 June	31 December
	2010	2009
	RMB’000	RMB’000

Within 90 days	3,690,938	5,161,027
91 to 180 days	2,634,343	772,255
181 to 365 days	624,969	157,856
Over 365 days	425,587	389,321

	7,375,837	6,480,459

As at 30 June 2010, the trade payables and notes payable balances of the Group included amounts due to related companies of RMB796 million (2009: RMB1,013 million) (Note 24 (b)(ii)).

As at 30 June 2010, notes payable amounted to RMB4,193 million (2009: RMB4,970 million) in total, which mainly were unsecured. Part of notes payable’s effective interests rates ranged from 1.9% to 4.4% (2009: 1.6% to 5.9%) and all notes are repayable within six months.

19.	OBLIGATIONS UNDER FINANCE LEASES

	(Unaudited)	(Audited)
	30 June	31 December
	2010	2009
	RMB’000	RMB’000

Within one year	2,169,927	2,125,430
In the second year	2,208,300	2,093,629
In the third to fifth year inclusive	6,965,174	6,784,901
After the fifth year	7,935,623	8,366,275

Total	19,279,024	19,370,235
Less: amount repayable within one year	(2,169,927)	(2,125,430)

Long-term portion	17,109,097	17,244,805

20.	BORROWINGS

	(Unaudited)	(Audited)
	30 June	31 December
	2010	2009
	RMB’000	RMB’000

Non-current
Long-term bank borrowings
– Secured	12,155,155	7,566,853
– Unsecured	9,639,679	5,438,021

	21,794,834	13,004,874

Current
Current portion of long-term bank borrowings
– Secured	1,910,495	1,221,829
– Unsecured	2,010,852	2,701,640
Short-term bank borrowings
– Secured	1,358,180	–
– Unsecured	13,494,092	8,406,606

	18,773,619	12,330,075

	40,568,453	25,334,949

21.	SHARE CAPITAL

		(Unaudited)	(Audited)
		30 June	31 December
		2010	2009
		RMB’000	RMB’000

Registered, issued and fully paid of RMB1.00 each

A shares listed on The Shanghai Stock Exchange
(“A Shares”)		7,782,214	6,087,375
– Tradable shares held by CEA Holding
with trading moratorium		4,831,375	4,831,375
– Tradable shares held by other investors
with trading moratorium	(a)	1,148,889	860,000
– Tradable shares without trading moratorium	(a)	1,801,950	396,000

H shares listed on The Stock Exchange
of Hong Kong Limited (“H Shares”)		3,494,325	3,494,325
– Tradable shares held by CES Global
with trading moratorium		1,437,375	1,437,375
– Tradable shares without trading moratorium		2,056,950	2,056,950

		11,276,539	9,581,700

Pursuant to articles 49 and 50 of the Company’s Articles of Association, each of the listed A shares and the listed H shares are all registered ordinary shares and carry equal rights.

(a)
As approved by the Company’s shareholders meeting and China Securities Regulatory Commission, the Company issued 1,694,838,860 A Shares of the Company to the shareholders of Shanghai Airlines in exchange for all the existing issued shares of Shanghai Airlines on 28 January 2010. The fair value of the A Shares issued amounted to about RMB6.9 billion, of which RMB1.7 billion is recorded as share capital and the remaining RMB5.2 billion is recorded as share premium.

22.	BUSINESS COMBINATIONS

On 10 July 2009, the Company entered into an absorption agreement (the “Absorption Agreement”) with Shanghai Airlines in relation to a proposed acquisition of Shanghai Airlines (the “Proposed Acquisition”). Pursuant to the Absorption Agreement, the Company would issue a maximum of 1,694,838,860 A Shares of the Company to the shareholders of Shanghai Airlines in exchange for all the existing issued shares of Shanghai Airlines. On 9 October 2009, the Company convened the relevant shareholders’ meeting in which the Proposed Acquisition was approved.

On 30 December 2009, the Proposed Acquisition was approved by China Securities Regulatory Commission. On 28 January 2010 (the “Acquisition Date”), the Company issued 1,694,838,860 A Shares to the shareholders of Shanghai Airlines in exchange for all issued shares of Shanghai Airlines resulting in Shanghai Airlines becoming a wholly owned subsidiary of the Company.

The aggregate acquisition price paid by the Company is RMB6,871 million which is determined based on the quoted market price of the Company’s shares issued as of the Acquisition Date with adjustments to reflect restrictions specific to certain shares and other factors.

The resulting goodwill is preliminarily determined to be RMB9,022 million and is attributable to strengthening the competitiveness of the Company, attaining synergy through integration of the resources and promoting the evolution of Shanghai international air transportation centre.

Details of the purchase consideration, the net liabilities acquired and goodwill are as provisionally determined follows:

RMB’000

Purchase consideration – fair value of share issued	6,870,830
Add: fair value of net liabilities acquired	2,151,262

Goodwill (Note 14)	9,022,092

The fair value of identifiable assets and liabilities (the “Acquired Assets and Liabilities”) of Shanghai Airlines as at the Acquisition Date were estimated by the Board through a valuation conducted by an independent valuer. The carrying amount and fair value of the Acquired Assets and Liabilities are as follows:

	Carrying
	Amount	Fair Value
	RMB’000	RMB’000

Assets

Non-current assets
Intangible assets	21,352	21,352
Property, plant and equipment	10,245,231	8,519,702
Lease prepayments	115,804	466,558
Advances payments on acquisition of aircraft	1,072,367	1,072,367
Investment in an associates	59,714	59,714
Investment in jointly controlled entities	19,184	19,184
Available -for -sale financial assets	181,780	181,780
Other long term assets	526,659	526,659
Deferred tax assets	510	510

	12,242,601	10,867,826

Current assets
Flight equipment spare parts	333,043	333,043
Trade receivables	698,362	698,362
Prepayments, deposits and other receivables	1,427,436	1,427,436
Cash and cash equivalents	1,167,565	1,167,565

	3,626,406	3,626,406

Total assets	15,869,007	14,494,232

	Carrying
	Amount	Fair Value
	RMB’000	RMB’000

Liabilities

Current liabilities
Sales in advance of carriage	(311,170)	(311,170)
Trade payables and notes payable	(1,383,575)	(1,383,575)
Other payables and accrued expenses	(2,503,812)	(2,503,812)
Current portion of obligations under finance leases	(73,691)	(73,691)
Current portion of borrowings	(5,711,604)	(5,711,604)
Income tax payable	(16,433)	(16,433)
Current portion of provision for return condition checks
for aircraft under operating leases	(46,378)	(46,378)
Derivative liabilities	(18,004)	(18,004)

	(10,064,667)	(10,064,667)

Non-current liabilities
Obligations under finance leases	(1,010,646)	(1,010,646)
Borrowings	(4,209,955)	(4,209,955)
Provision for return condition checks for aircraft under operating leases	(639,556)	(639,556)
Other long-term liabilities	(248,218)	(248,218)
Deferred tax liabilities	(1,163)	(1,163)
Post-retirement benefit obligations	(417,369)	(417,369)

	(6,526,907)	(6,526,907)

Total liabilities	(16,591,574)	(16,591,574)

Net liabilities	(722,567)	(2,097,342)
Non-controlling interests	(53,920)	(53,920)

Net liabilities acquired	(776,487)	(2,151,262)

23.	COMMITMENTS

(a)	Capital commitments

The Group had the following capital commitments:

	(Unaudited)	(Audited)
	30 June	31 December
	2010	2009
	RMB’000	RMB’000

Authorised and contracted for:
– Aircraft, engines and flight equipment	76,552,057	74,161,006
– Other property, plant and equipment	1,551,384	544,490

	78,103,441	74,705,496

Authorised but not contracted for:
– Aircraft, engines and flight equipment	3,055,905	–
– Other property, plant and equipment	2,576,163	3,856,033

	5,632,068	3,856,033

	83,735,509	78,561,529

(b)	Operating lease commitments

As at the balance sheet date, the Group had commitments under operating leases to pay future minimum lease rentals as follows:

	(Unaudited)		(Audited)
	30 June 2010		31 December 2009
	Aircraft,		Aircraft,
	engines		engines
	and flight	Land and	and flight	Land and
	equipment	buildings	equipment	buildings
	RMB’000	RMB’000	RMB’000	RMB’000

Within one year	3,769,101	295,852	2,404,916	153,453
In the second year	3,347,402	185,517	1,901,941	124,160
In the third to fifth year inclusive	8,372,417	538,097	4,468,013	335,059
After the fifth year	8,448,353	3,710,005	3,398,064	2,404,003

	23,937,273	4,729,471	12,172,934	3,016,675

24.	RELATED PARTY TRANSACTIONS

The Group is controlled by CEA Holding, which owns approximately 59.93% (2009: 70.54%) of the Company’s shares in total as at 30 June 2010, including 17.09% (2009: 20.12%) of the Company’s shares owned through its wholly owned subsidiary incorporated in Hong Kong, CES Global Holding (Hong Kong) Limited.

(a)	Related party transactions

		(Unaudited)
		Income/(expense or
		payments)
		Six months ended 30 June
		2010	2009
Nature of transactions	Related party	RMB’000	RMB’000

With CEA Holding or companies directly or indirectly held by CEA Holding:

Interest income on deposits at an average rate of 0.36% (2009: 0.36%) per annum	Eastern Air Group Finance Co., Ltd (“EAGF”)	5,784	11,282

Interest expense on loans at rate of 4.39% (2009: 5.01%) per annum	EAGF	(25,966)	(18,337)

Interest expense on loans at rate of 5.14% (2009: 4.54%) per annum	CEA Holding	(2,373)	(105,997)

Commission expense on air tickets sold on behalf of the Group, at rates ranging from 3% to 9% of the value of tickets sold	Kunming Dongmei Aviation Travel Co., Ltd	(3,140)	(3,088)

	Shanghai Dongmei
	Aviation Travel Co., Ltd
	(“SDATC”)	(1,455)	(1,980)

	Xian Dongmei Aviation
	Travel Co., Ltd	(647)	(481)

	Shanghai Tourism (HK)
	Co., Ltd	–	(52)

Handling charges of 0.1% to 2% for purchase of aircraft, flight equipment, flight equipment spare parts, other property, plant and flight equipment	Eastern Aviation Import & Export Co., Ltd (“EAIEC”)	(26,989)	(21,256)

		(Unaudited)
		Income/(expense or
		payments)
		Six months ended 30 June
		2010	2009
Nature of transactions	Related party	RMB’000	RMB’000

Repairs and maintenance expense for aircraft and engines	Shanghai Eastern Union Aviation Wheels & Brakes Overhaul Engineering Co., Ltd.	(29,542)	(29,808)

	Shanghai Technologies Aerospace Co., Ltd.	(82,455)	(59,808)

	Shanghai Pratt & Whitney Aircraft Engine Maintenance Co., Ltd.	(302,916)	–

Supply of food and beverages	Shanghai Eastern Air Catering Co., Ltd	(140,444)	(115,534)

	Xian Eastern Air Catering Investment Co., Ltd.	(22,735)	(18,529)

	Yunnan Eastern Air Catering Investment Co., Ltd.	(19,113)	(8,246)

	Qingdao Eastern Air Catering Investment Co., Ltd.	(6,641)	(12,287)

	Wuxi Eastern Air Catering and Beverage Investment Co., Ltd.	(12,755)	(13,333)

	Wuhan Eastern Air Catering Investment Co., Ltd.	(7,373)	(7,472)

		(Unaudited)
		Income/(expense or
		payments)
		Six months ended 30 June
		2010	2009
Nature of transactions	Related party	RMB’000	RMB’000

Supply of food and beverages	Ningbo Eastern Air Catering Investment Co., Ltd.	(2,611)	(963)

	Jiangxi Eastern Air Catering Investment Co., Ltd.	(6,169)	(6,734)

	Anhui Eastern Air Catering Investment Co., Ltd.	(5,906)	(5,068)

	Shanxi Eastern Air Catering Investment Co., Ltd.	(6,042)	(5,159)

	Gansu Eastern Air Catering Investment Co., Ltd.	(5,777)	(4,442)

	Qilu Eastern Air Catering Investment Co., Ltd.	(2,999)	(3,968)

	Heibei Eastern Air Catering Investment Co., Ltd.	(2,921)	(825)

	Shanghai Meixin Eastern Air Catering Investment Co., Ltd.	(854)	(2,005)

	Yantai Eastern Air Catering Investment Co., Ltd.	(348)	(2,691)

	Wuxi Eastern Air Catering Investment Co., Ltd.	(2,976)	(1,966)

		(Unaudited)
		Income/(expense or
		payments)
		Six months ended 30 June
		2010	2009
Nature of transactions	Related party	RMB’000	RMB’000

Advertising expense	Eastern Aviation Advertising Services Co., Ltd.	(6,732)	(638)

Automobile maintenance fee	CEA Development Co., Ltd.	(17,054)	(13,556)

Equipment maintenance fee	Shanghai Eastern Aviation Equipment Manufacturing Corporation	(2,259)	(4,320)

	Shanghai Hute Aviation Technology Co., Ltd	(13,458)	–

Land and building rental	CEA Holding	(27,570)	(27,570)

(b)	Balances with related parties

(i)	Amounts due from related companies

		(Unaudited)	(Audited)
		30 June	31 December
		2010	2009
Nature	Company	RMB’000	RMB’000

Trade receivables	Kunming Dongmei Aviation Travel Co., Ltd.	10,255	13,177
	Shanghai Eastern Aviation International Travel and Transportation Co., Ltd	11,012	11,012
	SDATC	5,532	3,164
	Others	13,635	13,234

		40,434	40,587

Prepayments, deposits and other receivables	EAIEC	74,035	52,016
	Eastern China Kaiya System Integration	10,635	4,613
	Others	14,984	4,768

		99,654	61,397

All the amounts due from related companies are trade in nature, interest free and payable within normal credit terms given to trade customers.

(ii)	Amounts due to related companies

		(Unaudited)	(Audited)
		30 June	31 December
		2010	2009
Nature	Company	RMB’000	RMB’000

Trade payables and notes payable	EAIEC	722,168	907,817
	Shanghai Eastern Air Catering Co., Ltd.	52,861	94,275
	Others	20,574	11,051

		795,603	1,013,143

Other payables and accrued expenses	CEA Holding	137,051	122,257
	CEA Northwest Company	8,000	8,000
	Others	22,153	6,002

		167,204	136,259

Except for the amounts due to CEA Holding, which are reimbursement in nature, all other amounts due to related companies are trade in nature. Except for the notes payable to EAIEC and Shanghai Eastern Air Catering Co., Ltd. which are with discount rates ranging from 2.45% to 3.70% (2009: 1.74% to 2.70%) and repayable within six months, all other amounts due to related companies are interest free and payable within normal credit terms given by trade creditors.

(iii)	Short-term deposits and borrowings with an associate and CEA Holding

	Average interest rate		(Unaudited)	(Audited)
	30 June	31 December	30 June	31 December
	2010	2009	2010	2009
			RMB’000	RMB’000

Short-term deposits (included in Prepayments, Deposits and Other Receivables) in EAGF	0.36%	0.36%	1,179,132	465,238

Short-term loans (included in Borrowings) from EAGF	4.22%	4.40%	2,073,120	595,110

Long-term loans (included in Borrowings) from EAGF	4.99%	4.67%	337,909	230,000

Long-term loans (included in Borrowings) from CEA Holding	5.14%	4.67%	32,000	162,000

(c)	Guarantees by holding company

As at 30 June 2010, bank loans of the Company’s subsidiaries with an aggregate amount of RMB574 million (2009: RMB447 million) were guaranteed by CEA Holding.

25.	SEASONALITY

The civil aviation industry is subject to seasonal fluctuations, with peak demand during the holiday season in the second half of the year. As such, the revenues and results of the Group in the first half of the year are generally lower than those in the second half of the year.

26.	POST BALANCE SHEET EVENTS

On 26 July 2010, the State-owned Assets Supervision and Administration Commission of the People’s Government of Yunnan Province (“Yunnan SASAC”) and the Company entered into an Agreement to jointly establish a joint venture. The registered capital of the joint venture will be RMB3,661.54 million. Pursuant to the joint venture agreement, the Company will contribute a total of RMB2,380.001 million to the joint venture, representing 65% of the registered capital of the joint venture, of which RMB700 million will be contributed by cash and RMB1,680.001 million will be contributed by other assets. Yunnan SASAC will contribute a total of RMB1,281.539 million to the joint venture, representing 35% of the registered capital of the joint venture, of which RMB253.85 million will be made by cash and RMB1,027.689 million will be made by land use rights.

SUMMARY OF SELECTED OPERATING DATA

	For the six months ended 30 June
	2010	2009	Change

Capacity
ATK (available tonne-kilometres) (millions)	8,586.24	6,053.36	41.84%
— Domestic routes	4,637.30	3,425.60	35.37%
— International routes	3,562.90	2,346.90	51.81%
— Regional routes	386.05	280.86	37.45%

ASK (available seat-kilometres) (millions)	56,381.76	40,731.12	38.42%
— Domestic routes	40,053.68	28,329.16	41.39%
— International routes	13,728.68	10,441.04	31.49%
— Regional routes	2,599.39	1,960.92	32.56%

AFTK (available freight tonne-kilometres)
(millions)	3,511.89	2,387.56	47.09%
— Domestic routes	1,032.47	875.97	17.87%
— International routes	2,327.32	1,407.21	65.39%
— Regional routes	152.10	104.38	45.72%

Hours flown (thousands)	570.83	403.18	41.58%

Traffic
RTK (revenue tonne-kilometres) (millions)	5,934.42	3,663.76	61.98%
— Domestic routes	3,248.54	2,219.07	46.39%
— International routes	2,442.74	1,294.04	88.77%
— Regional routes	243.14	150.65	61.39%

RPK (revenue passenger-kilometres)
(millions)	42,742.54	28,848.84	48.16%
— Domestic routes	30,907.92	21,131.26	46.27%
— International routes	9,949.62	6,426.69	54.82%
— Regional routes	1,885.00	1,290.89	46.02%

RFTK (revenue freight tonne-kilometres)
(millions)	2,122.40	1,087.99	95.08%
— Domestic routes	489.30	329.71	48.40%
— International routes	1,557.21	722.16	115.63%
— Regional routes	75.88	36.12	110.08%

Number of passengers carried (thousands)	30,120.07	20,788.06	44.89%
— Domestic routes	25,763.19	17,886.54	44.04%
— International routes	3,029.27	1,963.14	54.31%
— Regional routes	1,327.61	938.38	41.48%

	For the six months ended 30 June
	2010	2009	Change

Weight of freight carried (kg) (millions)	719.02	413.38	73.94%
— Domestic routes	361.52	238.92	51.31%
— International routes	299.77	147.15	103.72%
— Regional routes	57.73	27.31	111.39%

Load factors
Overall load factor (%)	69.12	60.52	8.60
— Domestic routes	70.05	64.78	5.27
— International routes	68.56	55.14	13.42
— Regional routes	62.98	53.64	9.34

Passenger load factor (%)	75.81	70.83	4.98
— Domestic routes	77.17	74.59	2.58
— International routes	72.47	61.55	10.92
— Regional routes	72.52	65.83	6.69

Freight load factor (%)	60.43	45.57	14.86
— Domestic routes	47.39	37.64	9.75
— International routes	66.91	51.32	15.59
— Regional routes	49.89	34.61	15.28

Break-even load factor (%)	66.93	60.77	6.16

Yield and costs
Revenue tonne-kilometers yield (RMB)	5.08	4.41	15.19%
— Domestic routes	5.98	4.90	22.04%
— International routes	3.66	3.39	7.96%
— Regional routes	7.31	6.00	21.83%

Passenger-kilometers yield (RMB)	0.60	0.51	17.56%
— Domestic routes	0.61	0.50	22.00%
— International routes	0.57	0.52	9.62%
— Regional routes	0.76	0.60	26.67%

Freight tonne-kilometers yield (RMB)	1.98	1.41	40.43%
— Domestic routes	1.30	1.11	17.12%
— International routes	2.07	1.43	44.76%
— Regional routes	4.54	3.61	25.76%

Available tonne-kilometers unit cost (RMB)	3.40	2.68	26.87%

MANAGEMENT DISCUSSION AND ANALYSIS

Review of operations

As at 30 June 2010, the Group operated approximately 9,167 scheduled flights per week, including 7,697 domestic flights, 1,011 international flights and 459 regional flights, to 28 countries and regions serving a total of 171 domestic and foreign cities. In addition, the Group was able to provide more comprehensive air transportation services to major markets around the world through international cooperation efforts, such as code sharing and special pro- rate agreements. As at 30 June 2010, the Group operated a fleet of 338 aircraft, including 320 passenger aircraft and 18 cargo aircraft. During the first half of 2010, we added a total of 19 aircraft to its fleet, including eight A320 aircraft, two A321 aircraft, three B737-700 aircraft, four B737-800 aircraft and two B777F aircraft, and sold and surrendered the lease of twelve aircraft comprising eight MD90 aircraft, one MD11 aircraft, two A320 aircraft and one B737-300 aircraft.

During the first half of 2010, the Group’s flights accounted for 53.15% and 37.61% of the passenger throughput of Hongqiao Airport and Pudong Airport, respectively, in terms of passengers carried. The daily average utilization rate of aircraft was 9.5 hours, representing an increase of 0.2 hours compared to the same period in 2009.

During the first half of 2010, especially since the start of the second quarter, the air transportation market rapidly recovered with sustained growth. Financial forecast for the global air transportation industry for 2010 was substantially increased by the International Air Transport Association in June this year. With the gradual recovery of the domestic as well as international economies, the air transportation industry of the PRC grew at a greater pace than the overall level of the international air transportation industry. The market demonstrated an overall trend where the low season was not as severe as compared to the same period in 2009, whilst the high season started sooner and was marked by greater volumes across various sectors as compared to the same period in 2009. During the first half of 2010, the civil aviation industry of the PRC recorded substantial growth of the number of passengers carried and freight transported. We witnessed the gradual synergy resulting from the completion of the absorption of Shanghai Airlines by the Group. The World Expo 2010 Shanghai has been drawing customers to the Shanghai market since its opening in May 2010. The construction of the Group’s strategic hub has steadily progressed. During the first half of 2010, the Company recorded outstanding results in passenger and freight marketing, enhancement of services and brand image, cost control, structural realignment, and achieved record level results compared with the corresponding periods in the past years.

In terms of passenger traffic, the Group kept itself abreast of market changes in commanding its transportation capacity to focus on key markets. We also realigned the structure of our routes and enhanced the operating capability of international routes, including resuming and increasing the frequency of international long haul routes, cancelling and revamping routes with low or negative margins, enhancing revenue management, monitoring sales on a real-time basis, and adjusting the allocation of cabin settings in a timely manner. We also commenced online marketing, expanded sales channels, strengthened control over penetration of the market, innovated upon the approach to marketing, and promoted pre-sale products. Adding to the list are the creation of a customer-oriented sales and marketing system to expand the development of frequent flyers and corporate customers; the establishment of an e-commerce platform to increase proportion of direct sales; the stepped-up efforts in marketing for the Shanghai World Expo, whereby routes became more frequent and capacity was adjusted to focus on hot spots for the said event; the steady progression of hub construction whereby a “three-in-three-out” flight frequency is initially established at Pudong Airport to greatly increase the effective connection of flights between Pudong and Hongqiao airports. Meanwhile, the number of passengers transferring at Pudong hub greatly increased with the two-way operation of “automatic transfer of checked baggage for connecting flights”.

In terms of freight transport, we strengthened our market research to accurately comprehend market pulses and our rate for freight transport substantially increased compared with the corresponding period in 2009. We actively pursued our pre-sale and bundled sale programmes for round-trip international flights, achieving increase in round-trip sales. Also, cooperation with various parties was strengthened to attract and secure a batch of high-quality freight supplies. For the first half of 2010, various benchmarks for our freight transport business recorded substantial increase from the same period last year.

In terms of services and brand building, as the first cooperation partner and the designated carrier for passenger aviation of the World Expo 2010 Shanghai, the Group was in full gear in ensuring good service delivery for the said event. Various service elements were rationalized to upgrade our standards, optimize our procedures and enhance efficiency. Several distinctive service features were introduced. Also, the “customer-oriented” service philosophy was emphasized. Brand building and promotion were stepped up to generate greater public awareness.

According to the statistics of the Civil Aviation Administration of China, the punctuality rate of the Company’s flights was 79.64% in the first half of the year, maintaining the Company’s no. 1 ranking among civil aviation operators in the PRC, whereas the punctuality rate of Shanghai Airlines’ flights was 77.38%, ranking Shanghai Airlines the fourth among civil aviation operators in the PRC.

For the first half of 2010, the Group adopted a new model which is suitable for the construction of the Group’s information systems. We established four main centres namely development, operation, project management and communication, and shall advance on areas such as the construction of our business system including the absorption of Shanghai Airlines, customer management, electronic commerce, aircraft operation, the integration of operation and control, enhancement of communication, etc.

For the first half of 2010, the Group continued to implement its “cost benchmark flight scheme”, stringently controlling fuel consumption and committing to its pledge on energy saving, emission reduction and promotion of a green environment. We actively fulfilled our corporate social responsibilities, with the completion of our mission of sending the Chinese rescue team to quake-hit Haiti. Upon occurrence of the earthquake in Yushu, Qinghai, the Group swiftly kicked off our contingency mechanism and became the first in four assessment areas in terms of efficiency of rescue and became the first in five assessment areas in terms of scale of rescue. Our efforts were praised and recognized by the public.

Operating revenues

During the first half of 2010, the total traffic volume of the Group was 5,934 million tonne- kilometres, representing an increase of 61.98% from the same period last year, while traffic revenues amounted to RMB30,148 million, representing an increase of 86.44% from the same period last year. It was primarily due to the absorption of Shanghai Airlines by the Company and the rise of per-unit revenue under the Company’s development model of organic growth.

During the first half of 2010, passenger traffic volume was 42,743 million passenger kilometres, representing an increase of 48.16% from the same period last year. Compared to the same period last year, passenger revenues increased by 77.19% to RMB25,938 million, accounting for 86.03% of the Group’s transportation revenues. It was primarily due to the absorption of Shanghai Airlines by the Company and the increase of ticket prices and passenger load factor of the Company.

Passenger traffic volume on domestic routes was 30,908 million passenger-kilometres, representing an increase of 46.27% from the same period last year. Compared to the same period last year, the domestic passenger revenues increased by 78.77% to RMB18,799 million, accounting for 72.48% of total passenger revenues.

Passenger traffic volume on international routes was 9,950 million passenger-kilometres, representing an increase of 54.82% from the same period last year. Compared to the same period last year, the international passenger revenues increased by 70.38% to RMB5,706 million, accounting for 22% of total passenger revenues.

Passenger traffic volume on regional routes was 1,885 million passenger-kilometres, representing an increase of 46.02% from the same period last year. Compared to the same period last year, the regional passenger revenues increased by 85.16% to RMB1,433 million, accounting for 5.52% of total passenger revenues.

During the first half of 2010, cargo and mail traffic volume was 2,122 million tonne- kilometres, representing an increase of 95.08% from the same period last year. The freight transport revenues was RMB4,210 million, accounting for 13.96% of the Group’s transportation revenue, representing an increase of 174.83% from the same period last year. It was primarily due to the increase in price and freight volume driven by the strong recovery of the freight market especially the international freight market.

During the first half of 2010, other operating revenue of the Group amounted to RMB2,979 million, growing by 210.35% over the same period last year. It was mainly attributable to the consolidation of other operating revenue of the subsidiaries of Shanghai Airlines, whereas the other operating revenue of the Company for the same period last year was of a smaller amount.

Operating expenses

Total operating costs of the Group for the first half of 2010 increased by 90.57% to RMB30,904 million compared to the same period last year. In particular, the cost of air transportation amounted to approximately RMB29,152 million, representing 94.33% of the total operating costs and a 79.76% growth over the same period last year. It was primarily due to the scale expansion as a result of the absorption of Shanghai Airlines and the substantial increase in the average price of air fuel, as well as the net fair value gain of approximately RMB2,794 million recorded last year, which offset in part our operating costs.

During the first half of 2010, the Group’s expenditure on aircraft fuel was RMB10,019 million, representing an increase of 95.65% compared to the same period last year. It was mainly attributable to the increase of average price of aviation fuel for the first half of the year which had grown by approximately 37% , as well as the expansion of scale upon absorption of Shanghai Airlines by the Company.

During the first half of 2010, the Group’s take-off and landing charges were RMB3,401 million, representing an increase of 27.23% from the same period last year, which was mainly attributable to the increase in take-off and landings as a result of the absorption of Shanghai Airlines despite the drop in average costs of take-offs and landings.

During the first half of 2010, the gain on Group’s other operating expenses – fuel hedging, was RMB225 million, representing a decrease of 92.02% compared to the same period last year, of which, the net gain on the fair value change arising from the crude oil futures contracts is approximately RMB224 million, representing a decrease of 91.97% as compared with the corresponding period last year. The decrease is mainly attributable to a drop of 75% in the open interest of non-deliverable crude oil futures in the end of June 2010 as compared to the end of June 2009, causing a significant decrease in the gain on fair value change arising from the crude oil futures contracts as compared with the corresponding period last year. In the first half of 2010, the actual deliverable cash outflow of the crude oil futures contracts of the Company amounted to approximately RMB67 million.

As at 30 June 2010, the sensitivity analysis in respect of crude oil futures contracts is as follows:

If international crude oil price decreases by 10%, 20% and 30% respectively as compared to the closing price on 30 June 2010, the fair value loss on 31 December 2010 will decrease by RMB35 million, increase by RMB286 million and increase by RMB691 million respectively as compared to the fair value loss on 30 June 2010;

If international crude oil price increases by 10%, 20% and 30% respectively as compared to the closing price on 30 June 2010, the fair value loss on 31 December 2010 will decrease by RMB462 million, increase by RMB596 million and decrease by RMB683 million respectively as compared to the fair value loss on 30 June 2010. The above change in fair value will affect the profit or loss as well as the financial position for year 2010.

During the first half of 2010, the Group’s depreciation and amortisation were RMB3,217 million, representing an increase of 27.21% compared to the same period last year.

During the first half of 2010, the Group’s wages, salaries and benefits expenses were RMB3,505 million, representing an increase of 54.40% compared to the same period last year. This was primarily due to the increase of headcount as a result of the inclusion of staff members of Shanghai Airlines.

During the first half of 2010, the Group’s aircraft maintenance expenses were RMB1,993 million, representing an increase of 64.78% compared to the same period last year. This was primarily due to the increase in the number of engines being repaired and the expanded scale of our fleet.

During the first half of 2010, the Group’s in-flight food and beverages expenses were RMB701 million, representing an increase of 14.39% compared to the same period last year, primarily due to the stringent control over procurement cost, which controlled the increase in in-flight food and beverage expenses notwithstanding the substantial increase in passenger traffic volume.

During the first half of 2010, the Group’s aircraft operating lease rentals were RMB1,917 million, representing an increase of 51.25% compared to the same period last year.

During the first half of 2010, the Group’s other operating lease rentals were RMB258 million, representing an increase of 34.71% compared to the same period last year.

During the first half of 2010, the Group’s selling and marketing expenses were RMB1,592 million, representing an increase of 85.14% compared to the same period last year, primarily due to the expanded scale of operation upon absorption of Shanghai Airlines and the increase in both sales volume and sales price with the boosted market demand, which in turn contributed to the growth of sales agency subcharge.

During the first half of 2010, the Group’s payment of civil aviation infrastructure levies increased by 43.82% to RMB614 million compared to the same period last year.

During the first half of 2010, the Group’s office, administrative and other expenses increased by 65.16% to RMB2,838 million compared to the same period last year. It was mainly due to the fact that revenue growth more than offset the growth of costs as a result of the synergy brought by the absorption of Shanghai Airlines.

Other operating income

During the first half of 2010, the Group’s other operating income decreased by 71.48% to RMB317 million compared to the same period last year, mainly as a result of the refund of civil aviation infrastructure levies in the same period last year, whereas there was no such income this year.

Finance costs

During the first half of 2010, the Group’s finance income was RMB191 million, and its finance costs were RMB782 million, primarily comprising the interest expense of RMB614 million on loans from banks and other financial institutions, representing a decrease of 29.72% compared to the same period last year, and the interest expense was RMB165 million on finance lease obligations, representing a decrease of 48.97% compared to the same period last year.

Operating profit/(loss)

The Group’s profit attributable to equity holders for the six months ended 30 June 2010 was RMB1,761 million, while its profit per share attributable to equity holders was RMB0.16 (the weighted average number of ordinary shares the Company issued and outstanding as at 30 June 2010 was 11,020,893,000 shares).

Liquidity, capital resources and capital structure

The Group generally finances its working capital requirements through business operations and short-term bank loans. As at 30 June 2009 and 2010, the Group had cash and cash equivalents of RMB3,797 million and RMB4,461 million respectively. Net cash generated by the Group’s operating activities was RMB563 million of outflow and RMB4,821 million of inflow. Other than expenditure on operating costs, the Group’s primary cash requirements in the first half of 2010 were for acquisitions of, and improvements in, aircraft and flight equipment and for payment of related indebtedness. During the period ended 30 June 2009 and 2010, the Group’s net cash employed in investment activities was RMB1,840 million and RMB4,700 million respectively. During the period ended 30 June 2010, the net cash generated from the Group’s financing activities was RMB2,626 million, mainly for the repayment of long-term loans, finance leases and short-term loans. The net cash inflow from the Group’s financing activities during the period ended 30 June 2009 was RMB2,746 million, which was mainly derived from proceeds of bank borrowings.

The Group generally operates with net current liabilities. As at 30 June 2010, the Group’s current liabilities exceeded its current assets by RMB31,757 million. For years, the Group has arranged, and believes it will be able to continue to arrange, short-term loans through domestic banks or foreign banks in the PRC to meet its working capital requirements.

Pledges on assets and contingent liabilities

The Group generally finances its purchases of aircraft which is secured by its assets. As at 30 June 2010, the total value of the Group’s mortgaged assets amounted to RMB19,625 million, representing an increase of 43.48% from RMB13,678 million as at the end of 2009.

Employees

As at 30 June 2010, the Group had about 54,706 employees, the majority of whom are located in the PRC. The wages of the Group’s employees generally consist of basic salaries and performance bonuses. During the first half of 2010, the Group was not involved in any major labour disputes with its employees, nor has it experienced a substantial reduction in the number of employees, nor has the Group encountered any difficulty in recruiting new employees.

Outlook and prospects for the second half of 2010

The Group would like to caution readers that this announcement contains certain forward- looking statements, such as descriptions of the Group’s work plans for the second half of the year and beyond, and forward-looking statements on the global and domestic economies and aviation markets. Such forward-looking statements are subject to numerous uncertainties and risks, and actual events may be materially different from those indicated in the forward- looking statements.

The Company considers that the global economy is gradually recovering and the foundation for performance of the PRC economy is further strengthening and contributing to the stable development of the economy. With the recovery in the demand for air transportation, the civil aviation market of the PRC is expected to grow at an accelerated pace. In the second half of 2010, the Company will grasp the favorable opportunity brought by the high season of the market as well as the Shanghai World Expo. We will optimize our market allocation, strengthen cost control and enhance our operating capability to strive for better profitability. While the overall economy and demand for aviation continues to strengthen, the Company will continue to encounter a number of uncertainties which cannot be overlooked. Firstly, the unstable basis for the recovery of the global economy, as evidenced by the weak recovery of the European economy, has affected the European market greatly, particularly in relation to its freight transportation market. The second factor is the fluctuation of oil prices, which exerts great pressure on the ability to control fuel costs. Thirdly, the expectation of interest rates increases will persist, and any such increases may potentially further increase the finance costs of the Company. Fourthly, the frequent fluctuations in foreign currency exchange rates will affect the income from international routes to a certain extent.

In response to the current market operating environment and the particular situation of the Company, it will be our major plan in the second half of 2010 to:

(1)	focus on safety for the Shanghai World Expo and enhance the overall level of safety management by strengthening the management and practical implementation of safety standards;

(2)
keep up with our efforts in optimizing our fleet and actively realign the structure of our routes according to the change in market demand and continually explore new markets, enhance the depth of our marketing and consolidate hub and network construction;

(3)	stringently control cost and expenses and enhance efficiency in funding utilization;

(4)
accelerate transformation of service delivery and strengthen control over irregular flights by leveraging upon the opportunity of serving the Shanghai World Expo, and promote the construction of our product system in all aspects; and

(5)	leverage upon the thorough integration of the Group and Shanghai Airlines to further take advantage of the synergy of such reorganization.

FLEET PLANNING

As at 30 June 2010, the details of our aircraft on order, which are scheduled and expected to be introduced and put into service, are as follows:

Year of delivery	Type of aircraft	Number of aircraft

Second half of 2010	A320	6
	A321	1
	B737-700	2
	B737-800	9
	B777F	2

2011	A320	11
	A321	2
	A330	3
	B737-700	2
	B737-800	5
	B777F	2

MATERIAL MATTERS

1.	Dividends

The Board does not recommend payment of any interim dividend for the six months ended 30 June 2010.

2.	Share capital structure

			Total number of shares	Approximate Percentage of shareholding
				%

I.	A shares

	1.	Listed shares with trading moratorium	5,980,263,860	53.03
	2.	Listed shares without trading moratorium	1,801,950,000	15.98

II.	H shares		3,494,325,000	30.99

III.	Total number of shares		11,276,538,860	100

3.	Purchase, sale or redemption of securities

During the six months ended 30 June 2010, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of its issued securities (“securities” having the meaning ascribed thereto under Article 1 of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”)), without taking into account any issue of new securities.

4.	Corporate governance practices

The Board has reviewed the relevant provisions and corporate governance practices under the codes of corporate governance practices adopted by the Company, and took the view that the Company’s corporate governance practices during the six months ended 30 June 2010 met the requirements under the code provisions in the Code on Corporate Governance Practices set out in Appendix 14 to the Listing Rules.

5.	Material litigation and arbitration

The Group was not involved in any material litigation or arbitration during the six months ended 30 June 2010.

6.	Audit and Risk Management Committee

The Audit and Risk Management Committee has reviewed the accounting principles and methods adopted by the Group with the management of the Company, and has discussed with the Board regarding the internal control and financial reporting issues, including a review of the unaudited interim financial statements of the Group for the six months ended 30 June 2010.

The Audit and Risk Management Committee does not have any difference in opinion on the accounting principles and methodology adopted by the Group.

7.	Changes in personnel

Name	Date of Appointment/ Termination	Approval Organization	Position

Termination

Hu Honggao	19 March 2010	the 33rd meeting of the 5th session of the Board	Independent non-executive director

Zhou Ruijin	19 March 2010	the 33rd meeting of the 5th session of the Board	Independent non-executive director

Fan Ru	6 May 2010	the 37th meeting of the 5th session of the Board	Vice President

Wu Baiwang	28 June 2010	Not applicable; expiration of terms of service	Independent non-executive director

Xie Rong	28 June 2010	Not applicable; expiration of terms of service	Independent non-executive director

New Appointment

Tang Bing	1 February 2010	the 35th meeting of the 5th session of the Board	Vice President

Wu Xiaogen	19 March 2010	the first extraordinary general meeting in 2010	Independent non-executive director

Ji Weidong	19 March 2010	the first extraordinary general meeting in 2010	Independent non-executive director

Shao Ruiqing	28 June 2010	the 2009 annual general meeting	Independent non-executive director

8.	Miscellaneous

The Company wishes to highlight the following information:

(1)
On 10 July 2009, the Company entered into an absorption agreement with 上海航空股份有限公司 (Shanghai Airlines Co., Ltd) (“Shanghai Airlines”) in relation to the absorption of Shanghai Airlines by way of the issuance of new A shares of the Company in exchange for the existing issued shares of Shanghai Airlines on the basis of 1.3 A shares of the Company for every existing issued share of Shanghai Airlines. The exchange of A shares was completed on 28 January 2010. As of 28 January 2010, the identifiable net liabilities of Shanghai Airlines acquired by the Company had a book value of approximately RMB776 million and a fair value of approximately RMB2,151 million. Details are set out in the announcements of the Company issued in Hong Kong dated 10 July 2009, 10 August 2009, 10 September 2009, 9 October 2009, 7 January 2010, 11 January 2010, 13 January 2010, 18 January 2010, 26 January 2010, 28 January 2010, 26 February 2010, 30 March 2010, 30 April 2010, 31 May 2010, 30 June 2010 and 30 July 2010 and the circular of the Company dated 25 August 2009.

At the extraordinary general meeting of the Company held on 9 October 2009, the Board was authorized by the shareholders of the Company to make such appropriate and necessary amendments to the Company’s articles of association as the Board thinks fit to reflect such increases in the registered capital and change of shareholding of the Company as a result of the completion of the exchange of A shares mentioned above. With completion of the exchange of A shares on 28 January 2010 and the listing of the issued A shares of the Company as a result of the said exchange of A shares commencing on 2 February 2010, the corresponding amendments made to certain articles of association of the Company as a result of the completion of the said absorption became effective on 2 February 2010. For details, please refer to the announcement of the Company issued in Hong Kong dated 2 February 2010.

(2)
On 12 January 2010, the Company, 江蘇省國信資產管理集團有限公司 (Jiangsu Guoxin Investment Group Limited), 江蘇交通控股公司 (Jiangsu Communication Holding Limited) (formerly known as 江蘇航空產業集團有限責任公司 (Jiangsu Aviation Industry Group Company Limited)) and 南京市投資公司 (Nanjing Investment Company) (together referred to as the “Shareholders”) entered into the CEA Jiangsu Joint Venture Capital Increase Agreement, pursuant to which the Shareholders unanimously agreed to increase the share capital of 中國東方航空江蘇有限公司 (China Eastern Airlines Jiangsu Co., Ltd.) (“CEA Jiangsu”) according to the existing proportion of their respective shareholding interests in CEA Jiangsu, and the registered capital of CEA Jiangsu shall be increased from RMB880 million to RMB2,000 million. For details, please refer to the overseas regulatory announcement of the Company issued in Hong Kong dated 12 January 2010.

(3)
On 24 March 2010, the Company and 東方航空傳媒有限公司 (Eastern Aviation Advertising Company Limited) (“ CEA Media ”) entered into an agreement, pursuant to which the Company agreed to grant CEA Media exclusive rights to operate the media resources of the Company. For details, please refer to the announcement of the Company issued in Hong Kong dated 24 March 2010.

(4)
O n 2 7 July 2010, the State-owned Assets Supervision and Administration Commission of the People’s Government of Yunnan Province (“Yunnan SASAC”) and the Company entered into an agreement, pursuant to which Yunnan SASAC and the Company agreed to jointly establish 東方航空雲南有限公司 (Eastern Airlines Yunnan Limited Corporation) (the “Joint Venture”). Pursuant to the Agreement, the registered capital of the Joint Venture shall be contributed as to 65% by the Company and 35% by Yunnan SASAC, respectively. For details, please refer to the announcement of the Company issued in Hong Kong dated 26 July 2010.

(5)
On 28 July 2010, Shanghai Airlines and 上海航空國際旅遊（集團 ）有限公司 (Shanghai Airlines Tours, International (Group) Co., Ltd.) (“SA Travel”) entered into an agreement with 方 航 空 進 出 口 有 限 公 司 (Eastern Aviation Import & Export Company) (“CEA Import & Export”), pursuant to which Shanghai Airlines agreed to sell and CEA Import & Export agreed to purchase 89.72% of the entire issued share capital of 上海航空進出口有限公司 (Shanghai Aviation Import & Export Co., Ltd.) (“SA Import & Export”), and SA Travel agreed to sell and CEA Import & Export agreed to purchase 10.28% of the entire issued share capital of SA Import & Export (the “SA Import & Export Disposal”).

On 28 July 2010, Shanghai Airlines and 上海上航實業有限公司 (Shanghai Airlines Industry Co., Ltd.) (“SA Industry”) entered into an agreement with 東方航空食品投資有限公司 (Eastern Air Catering Investment Co. Ltd.) (“CEA Catering”), pursuant to which Shanghai Airlines agreed to sell and CEA Catering agreed to purchase 50% of the entire issued share capital of上海航空食品有限公 司 (Shanghai Air Catering Co., Ltd.) (“SA Catering”), and SA Industry agreed to sell and CEA Catering agreed to purchase 20% of the entire issued share capital of SA Catering (the “SA Catering Disposal”).

On 28 July 2010, Shanghai Airlines and SA Travel entered into an agreement with CEA Media, pursuant to which Shanghai Airlines agreed to sell and CEA Media agreed to purchase 49% of the entire issued share capital of 上海航空傳播有限公司 (Shanghai Airlines Communication Co., Ltd.) (“SA Media”), and SA Travel agreed to sell and CEA Media agreed to purchase 51% of the entire issued share capital of SA Media (the “SA Media Disposal”).

Each of CEA Import & Export, CEA Catering and CEA Media is interested as to 55% by, and thus an associate of, CEA Holding, which is a substantial shareholder of the Company. As such, each of CEA Import & Export, CEA Catering and CEA Media is a connected person of the Company and each of the SA Import & Export Disposal, the SA Catering Disposal and the SA Media Disposal constitutes a connected transaction of the Company. For details, please refer to the announcement of the Company issued in Hong Kong dated 28 July 2010.

(6)
The authorised representative in Hong Kong (for the purpose of Section 333 of the Companies Ordinance, Chapter 32 of the Laws of Hong Kong) of the Company has been changed from Mr. Cheung Sau Ting to Mr. Zhang Youjun with effect from 30 July 2010. For details, please refer to the announcement of the Company issued in Hong Kong dated 30 July 2010.

(7)
W i t h effect from 10 August 2010 (Eastern Standard Time), the ratio for its American Depository Shares (the “ADS”) representing H shares of the Company (“H Shares”) changed, from: one (1) ADS representing one hundred (100) H Shares to one (1) ADS representing fifty (50) H Shares. For details, please refer to the overseas regulatory announcement of the Company issued in Hong Kong dated 6 August 2010.

(8)
The annual caps for the continuing connected transactions of the Company, which were passed by the Board and the general meeting of the Company and their actual amounts as at 30 June 2010 are set out as follows:

	Incurred up to	The approved
Category	30 June 2010	2010 annual caps
	(RMB million)	(RMB million)

Financial services (balance of deposit)	1,180	2,500
Catering services	245.664	621.49
Import and export agency services	26.989	69.5
Maintenance services	2.259	20
Property leasing	27.57	60
Advertising agency services	6.732	26
Sales agency services (agency fee)	5.242	19.72
Automobile repairing services	17.054	42
Media resources operation services	0	30

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Liu Shaoyong
Chairman

Shanghai, the People’s Republic of China
27 August 2010

The directors of the Company as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)